

Mail Stop 7010

November 7, 2007

Mr. Kieran Caterina
Acting Co-Chief Financial Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

> **RE:** **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007**
> **File No. 1-14761**

Dear Mr. Caterina:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Item 8 – Financial Statements

Note B – Investments in Securities, page F-17

1. We have reviewed your response to prior comment 3 from our letter dated October 17, 2007. Your response does not appear to address our concerns regarding the appropriateness of your accounting. As we previously noted, it is unclear to us why, based on the terms of your management fee arrangement with Mr. Gabelli which contractually obligates you to pay Mr. Gabelli a management fee equal to 10% of consolidated pre-tax profits, you believe that "calculating and applying the management fee only when the AFS gains and losses are realized…would be distortive." It appears to us by recording your unrealized gains and losses associated with available for sale securities net of the 10% fee payable to Mr. Gabelli you are accruing for an obligation prior to incurring such obligation. Notwithstanding our concerns, you represent that if the 10% management fee had not been netted against the unrealized gains in the computation of accumulated other comprehensive income, the increase to the stockholders' equity section at December 31, 2005, December 31, 2006, March 31, 2007 and June 30, 2007 would have been less than 0.5% at each period end. Based on this materiality assessment, we have no further comment regarding the appropriateness of your accounting. However, we caution you to continue to evaluate the impact of your accounting to determine if stockholders' equity would be materially different if you didn't net the 10% management fee against the unrealized gains.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief